Mail Stop 4561

July 27, 2006

Mr. Dean A. Scarborough
President and Chief Executive Officer
Avery Dennison Corporation
150 North Orange Grove Boulevard
Pasadena, California 91103

> **Re:** **Avery Dennison Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended April 1, 2006**
> **File No. 001-07685**

Dear Mr. Scarborough:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition

Free Cash Flow, page 19

1.   We note your use of "free cash flow" non-GAAP measure. Tell us your consideration of disclosing all material limitations of the measure pursuant to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Question 13. Additionally, your disclosure should clearly indicate that "free cash flow" is not a non-GAAP measure as it is not calculated and presented in accordance with GAAP. Please tell us how you plan to comply with this guidance.

Revenue recognition, page 10

2.   You state that sales are recognized when product delivery has occurred. You also disclose that sales are recorded at the time title transfers to customers. Clarify whether title transfers when the product has been delivered or shipped. Tell us whether the risks and rewards of ownership have been legally passed to your customers at the same time as title transfers. Ensure your disclosure properly addresses contractual terms and conditions that might impact your revenue recognition policy. We refer to revenue disclosure guidance outlined in Section F (3) of the Current Accounting and Disclosure Issues in the Division of Corporation Finance published December 1, 2005.

Form 8-Ks filed on January 24, 2006 and April 25, 2006

3.   We note your use of non-GAAP measures under Items 2.02 and 9.01 of the Form 8-Ks noted above. Please note the following observations regarding your Non-GAAP measures:

-   Clarify how you have met the burden of demonstrating the usefulness of your non-GAAP measures in assessing performance as these measures exclude items that are a result of your operations and have contributed to your performance. Additionally, demonstrate the usefulness of your non-GAAP measures as they exclude items for which you have a past pattern of recording, (i.e. restructuring charges, asset impairments and interest expense). Please refer to Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

-   We note your "adjusted non-GAAP operating income" segment disclosure. Tell us whether your chief operating decision maker uses this non-GAAP measure to make decisions about allocating resources to your segments or assess performance. If so, tell us why this measure is different from the segment profit and loss measure reported in Note 12, Segment Information, in your Form 10-K for the Fiscal Year Ended December 31, 2005. If not, tell us why you believe that this non-GAAP measure is useful for your investors to evaluate segment profit and loss. As part of your response, tell us the manner in which management uses the non-GAAP measure to evaluate your segments. We refer you to Questions 19 and 20 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

-   If you are able to overcome the burden of demonstrating the usefulness of each measure, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-K and the guidance set forth in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

*****

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief